Exhibit 12.2
ARIZONA PUBLIC SERVICE COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Twelve Months Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income from Continuing Operations	$251,225	$262,344	$283,940	$269,730	$170,479
Income taxes	152,574	107,261	151,157	138,927	98,010
Fixed charges	233,614	213,583	202,044	191,174	178,437

Total earnings	$637,413	$583,188	$637,141	$599,831	$446,926

Fixed Charges:
Interest charges	$206,222	$183,503	$170,594	$158,769	$145,502
Amortization of debt discount	4,675	4,702	4,639	4,363	4,085
Estimated interest portion of annual rents	22,717	25,378	26,811	28,042	28,850

Total fixed charges	$233,614	$213,583	$202,044	$191,174	$178,437

Ratio of Earnings to Fixed Charges (rounded down)	2.72	2.73	3.15	3.13	2.50